Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Marcus Randolph, Chief Executive Ferrous and Coal, BHP Billiton on November 6, 2008.

Resourcing the Future 6 November 2008 Marcus Randolph Group Executive and Chief Executive Ferrous and Coal Macquarie Private Wealth Special Presentation SHANGHAI

Slide 2
Disclaimer
By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied.  To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.  Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.
This presentation is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the
US Securities Act of 1933, as amended, or an exemption therefrom.  Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly)
in Japan or Malaysia.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons").  This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.)  These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.
Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto’s filings with the U.S. Securities and Exchange Commission ("SEC") (including in Annual
Reports on Form 20-F for the most recent fiscal years) which are available at the SEC's website (http://www.sec.gov).  Save as required by law or the rules of the UK Listing Authority and the
London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this presentation

Slide 3
Disclaimer (continued)
No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
References in this presentation to “$” are to United States dollars unless otherwise specified.
In connection with the offer and sale of securities BHP Billiton would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders, BHP Billiton has filed with the SEC a Registration
Statement on Form F-4 (the “Registration Statement”), which contains a  preliminary prospectus (the “Prospectus”), and will file additional relevant materials with the SEC.  This communication is not a substitute for the Registration Statement or the Prospectus that BHP Billiton has filed, or any amendments or supplements to those documents BHP Billiton may file, with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ THE REGISTRATION STATEMENT,
THE PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY
AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders are able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov).  Copies of such documents may also be obtained from BHP Billiton without charge.
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer.  Accordingly, Rio Tinto Limited
shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S.
securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.
You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
Information Relating to the US Offer for Rio Tinto plc
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
Information for US Holders of Rio Tinto Limited Shares

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bhpbilliton
resourcing the future

Slide 4
0
2
4
6
8
10
12
14
Short-term global economic turmoil
Source:  IMF, IMF Forecasts October 2008
Gross domestic production
(% growth, constant 2006 US$)
Asian Banking
Crisis
Technology
Correction
Current
Financial Crisis
China
Emerging Economies
Developed Economies

Slide 5
China’s response
1. Loosen credit controls
2. Tax rebates increased by US$36 billion
3. Economic stimulus package of US$450 billion
4. Increase Fixed Asset Investment
5. Stimulate the domestic economy; 90% of GDP

Slide 6 Simplicity, accountability and effectiveness Neptune – Gulf of Mexico

Slide 7
Our core strategy is unchanged
•
World-class, upstream natural resource assets that are large, low-cost and expandable
•
Diversified by commodity, customer and geography
•
Deep inventory of diversified growth options
•
Focus on export orientated products
•
Overriding commitment to ethics, safety, environmental
practice and community engagement
•
Employer of choice, and a preferred partner for countries and customers
Simplicity
Accountability
Effectiveness

Slide 8
0
100
200
300
400
500
600
700
BHP Billiton Rio Tinto(a) Vale Xstrata Anglo American
Note: EBIT and Employees as per last published Annual Report, data does not include contractors. BHP Billiton as at 30-Jun-2008; Rio Tinto, Vale, Xstrata and
Anglo American as at 31-Dec-2007.
a) Rio Tinto Post Alcan EBIT based on CY2007 full year proforma results.
EBIT per employee
(US$’000)
Pre-Alcan
Post-Alcan
Simplicity can be measured: earnings per employee

Slide 9
0.0
0.5
1.0
1.5
2.0
2.5
3.0
BHP Billiton Rio Tinto (a) Vale Xstrata Anglo American
Note: Underlying EBIT and Net Debt as at 30 June 2008 for BHP Billiton, Rio Tinto, Vale, Xstrata and Anglo American.  Figures as per published Annual and Interim Results.
a) If Rio Tinto Net Debt was based on average of 30 June 2007 and 30 June 2008 figures (weighted by number of days pre- and post-Alcan acquisition), ratio would be 0.512.
$ EBIT per $ of Net Debt
Ratio
Very strong balance sheet

Slide 10
Outstanding FY2008 result driven by strategy and execution
• Record profit for the 7
th
consecutive year
• Attributable profit up 12%, EPS up 18%
• Full year dividend of 70 US cents per share, 49% increase
• Production increases in 13 commodities, records in 7
• 10 major growth projects completed
• A further 7 major projects sanctioned by the Board
Underlying EBIT margin
(a)
(FY2008)
Iron Ore
Manganese
Energy Coal
Metallurgical Coal
Diamonds and
Specialty Products
Base Metals
Petroleum
Stainless Steel
Materials
Aluminium
Group
Notes:
• EBIT Margin excludes third party trading activities.
48%
67%
30%
31%
62%
51%
58%
24%
25%
20%

Slide 11
%
Underlying EBIT margin
(a)
FY2002
FY2003 FY2004
FY2005
FY2006
FY2007 FY2008
0
10
20
30
40
50
60
70
80
H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 H2
Petroleum
Aluminium
Base Metals
D&SP
SSM
Iron Ore
Manganese
Met Coal
Energy Coal
BHP Billiton
Notes:
a) FY2002 to FY2005 are calculated under UKGAAP. Subsequent periods are calculated under IFRS. All periods exclude third party trading activities.
Diversification delivers sustainable margin growth

Slide 12
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
CY2007 CY2008F CY2009F CY2010F CY2011F CY2012F
Growth is expected to accelerate across the portfolio
% of growth CY2007-2012
(Estimated & unrisked)
Note: Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production.
Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.
Expected production growth
(Copper equivalent tonnes '000s)
45%
37%
18%
Steelmaking
Materials
Energy
Non-Ferrous

Slide 13
Focused on low risk countries where we already operate
By project type
(b)
87%
13%
Brownfield
Greenfield
By region
(c)
Existing
New
3%
97%
63%
Notes:
a) Growth in production volumes on a copper equivalent units basis between CY2007 and CY2012 calculated using BHP Billiton estimates for BHP Billiton production.
Production volumes exclude BHP Billiton’s Specialty Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHP Billiton assumptions for diamonds, domestic coal and manganese. Prices as at July 2008.
b) Brownfield includes growth from existing operations as at 31-Dec-2007, as well as expansions and additional developments of, or around those assets.
c) Existing regions represents those countries in which BHP Billiton already has asset operating as at 31-Dec-2007.
Expected production growth
(a)
(Copper equivalent tonnes, CY2007-CY2012)

Slide 14
Large, expandable assets
• Largest uranium deposit in the
world
• World’s 4
th
largest copper
deposit
• World’s 4
th
largest gold
deposit
• Major expansion in pre-
feasibility
• World’s leading supplier of
seaborne metallurgical coal
• Major expansions underway
• Third largest supplier
• Tripling of capacity expected
between 2007 & 2015
• Well located with China as
largest customer
Olympic Dam
Queensland Coal
WA Iron Ore
Mt Newman
BMA
Olympic Dam

Slide 15 Our offer for Rio Tinto

Slide 16
• Pre-conditional offer, capable of acceptance by shareholders following completion of regulatory processes and posting of offer documents
• Regulatory processes anticipated to be completed around the end of 2008
• Rio Tinto shareholders are being offered 3.4 BHP Billiton shares for every Rio Tinto share held
• All share offer
– No shareholder forced to exit
– Ability to participate in the synergies as well as the premium
– CGT rollover relief for eligible shareholders
(a)
• Unlocks US$3.7bn per annum of quantifiable synergies
(b)
• The offer represents a 45% premium to the undisturbed price
(c)
• 50% minimum acceptance condition
(d)
• Proposed share buyback of up to US$30bn following completion if the offer is successful
(e)
• BHP Billiton believes this offer is compelling for Rio Tinto shareholders, and value enhancing for BHP
Billiton shareholders
Notes:
a) Australian CGT rollover relief will be available for Australian resident shareholders accepting the Rio Tinto Ltd Offer if compulsory acquisition is reached in the Rio Tinto Ltd Offer. UK
“rollover” provisions will apply to accepting Rio Tinto plc shareholders if there are at least 70 per cent acceptances under the Rio Tinto plc Offer.
b) Estimated incremental EBITDA (nominal) based on publicly available information. To be read in conjunction with the notes in Appendix IV of BHP Billiton’s announcement dated
6-Feb-2008. Full run rate synergies expected in the seventh full year following completion.
c) Premium based on the combined volume-weighted market capitalisation of Rio Tinto based on the volume-weighted average closing share prices over the month ended 31-Oct-2007 of £43.09 and A$109.20 for Rio Tinto plc and Rio Tinto Ltd respectively and volume-weighted average closing share prices over the month ended 31-Oct-2007 of BHP Billiton Plc and BHP Billiton Ltd of £17.99 and A$45.77 respectively. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 9-Nov-2007 and exchange rates of 2.077 US$/£ and 0.927 US$/A$ as at 31-Oct-2007.
NOTE: Consistent with the UK City Code on Takeovers and Mergers, the offer represents a 48% discount based on the combined market capitalisation of Rio Tinto based on the closing share prices of Rio Tinto plc of £43.50 on 7-Nov-2007 and Rio Tinto Ltd of A$113.40 on 8-Nov-2007 and closing share prices of BHP Billiton Plc and BHP Billiton Ltd of £8.23 and A$24.70 respectively on 23-Oct-2008. Based on BHP Billiton and Rio Tinto issued ordinary shares outstanding (excluding Treasury shares and cross shareholdings
eg. Rio Tinto plc’s shareholding in Rio Tinto Ltd) as at 23-Oct-2008 and exchange rates of 1.622 US$/£ and 0.668 US$/A$ as at 23-Oct-2008.
d) The offer is conditional on more than 50% acceptances of the publicly held shares in each of Rio Tinto plc and Rio Tinto Ltd.
e) i.e. if BHP Billiton acquires 100% of the shares in Rio Tinto Limited and Rio Tinto plc on the 3.4:1 announced offer terms.
Overview of our offer for Rio Tinto

Slide 17
Significant synergies expected from operations
Selected existing BHP Billiton and Rio Tinto assets, projects and concessions.
3
6
35
36
2
4
5
7
8
10
11
12
9
14
16
15
19
2021
22
23
18
17
24
25
26
27
28
29
3230
30
31
34
33
38
39
40
41
34
35
36
39
1415
16
37
38
40
21
20
3
11
10
12
45
29
31
19
4
6
7
23
21
22
28
24
26
1
18
8
9
41
5
27
33
32
43
44
37
42
45
46
49
47
48
50
51
52
53
54
55
56
57
58
59
60
61
62
63
64
65
66
67
68
13
BHP Billiton Rio Tinto
Queensland
Coal
Resolution, Pinto Valley
and Kennecott
Hunter
Valley
Coal
26
26
26
26
26
48
Mt Thorley
Warkworth
Hunter Valley Ops
Mt Arthur Coal
Bengalla
Mt Pleasant
Gladstone
Hay Point
Mineral Sands
Ekati and Diavik
48
26
Ekati
Diavik
48
26
Pinto Valley
Resolution
48
Corridor Sands
48
26
26
QMM
WA
Iron Ore
Port Hedland
Dampier
Cape Lambert
48
Mt Goldsworthy
48
48
48
Mining Area C
Yandi
26
Hamersley IO
26
Robe River
Goonyella
Riverside
Broadmeadow
Dalrymple
48
Blackwater
48
Gregory
26
Kestrel
48
Norwich
Park
48 Saraji
48
Peak Downs
26 Blair Athol
4848
48
48
48
26
Hail Creek
Mt Newman
26
Kennecott
Joint
South
Water Creek
Poitrel
26
24

Slide 18
3.4:1 offer represents compelling value
Source: Datastream (as at 23-Oct-2008).
a) Exchange ratio assumes 100% BHP Billiton Ltd shares for each Rio Tinto Ltd share and BHP Billiton shares for each Rio Tinto plc share consisting of 80% BHP Billiton Plc shares and 20% BHP Billiton Ltd shares.
Rio Tinto vs BHP Billiton historical share exchange ratio
(a)
2.2 : 1
2.4 : 1
2.6 : 1
2.8 : 1
3.0 : 1
3.2 : 1
3.4 : 1
3.6 : 1
Jul-2007 Sep-2007 Nov-2007 Jan-2008 Mar-2008 May-2008 Jul-2008 Sep-2008
BHP Billiton's offer for Rio Tinto

Slide 19
Comparative dividend per share
Rio Tinto
BHP Billiton
A$31.92
(3.2% yield)
A$25.45
(2.5% yield)
Rio Tinto
BHP Billiton
US$8.5bn
US$42.1bn
FY2008 dividends per A$1,000 of shares
(a)
Net debt
(c)
Notes:
a) Calculated based on Rio Tinto Ltd and BHP Billiton Ltd share prices as at 23-Oct-2008 and using the dividend for the respective periods as paid in A$ by
BHP Billiton and Rio Tinto.
b) Dividends per share on a US$ basis. Rio Tinto’s ordinary dividends per share restated to June year end.
c) As at 30-Jun-2008.
31%
49%
Rio Tinto
BHP Billiton
2.2 x
5.4 x
Rio Tinto
BHP Billiton
FY2007 to FY2008 DPS growth
(b)
FY2008 vs FY2002 DPS
(b)

Slide 20
Indicative timetable for the offer
2008 Offer Period
Event
Jul Aug Sep Oct Nov Dec Day 0 (a) Day 60 Post Day 60
Regulatory Approvals
Satisfaction of regulatory approval
pre-conditions
Offer Documentation
Posting of offer documents for Rio Tinto plc offer
and Rio Tinto Ltd offer to shareholders
Offer Fulfilment
Last date for fulfilment of greater than 50%
minimum acceptance condition in both the Rio
Tinto plc and Rio Tinto Ltd offers
Post Day 60
If minimum acceptance conditions are
met – offer continues.  (i.e. in order to receive
sufficient acceptances to enable compulsory
acquisition)
Notes:
a) Date for Day 0 may fall in 2008 or 2009. Timetable is indicative only.
(within 28 days of the
pre conditions being
satisfied)

Slide 21
Our offer is more compelling with this financial crisis
Financing secured Limited liquidity available
Increased commodity diversification /
reduced cost through expected
synergies
Commodity prices declining
Select the best people from the two
companies
Management resources scarce
High grade growth portfolio – select best
& optimise capital expenditure
Growth projects being cancelled
Expected synergies a higher percentage
of value
Stock prices down
BHP Billiton / Rio Combination Global Situation

Slide 22
Summary – Our Expectations
• Financial market volatility and economic uncertainty to
continue in the short-term
• China, India and other developing economies to
continue to drive demand for commodities in the long-
term
• Our diversified portfolio of low cost, high quality assets places us at a competitive advantage
• Our balance sheet and strong cash flow are a
significant advantage
• Future production growth is strong
• BHP Billiton is working towards completing the
regulatory review process for the Rio Tinto offer
by around the end of 2008
• We believe our offer is compelling for Rio Tinto
shareholders, and value enhancing for BHP Billiton
shareholders
Cannington

Slide 23 Questions and Answers

Slide 24
BHP Billitons’ senior management team
Chairman and Chief Executive Officer
Group Management Committee
Don Argus
Chairman
• Chairman of BHP Billiton
Group since June 2001
• Chairman of BHP Limited
since April 1999
Marius Kloppers
Chief Executive Officer
• 15 years resources
experience
• 15 years at BHP Billiton
Marcus Randolph
Chief Executive Ferrous and Coal
• 31 years resources experience
• 9 years at BHP Billiton
• Previously worked at Rio Tinto
Alex Vanselow
Chief Financial Officer
• 19 years resources experience
• 19 years at BHP Billiton
Karen Wood
Chief People Officer
• 7 years resources experience
• 7 years at BHP Billiton
Michael Yeager
Chief Executive Petroleum
• 27 years resources experience
• 2 years at BHP Billiton
Alberto Calderon
Chief Commercial Officer
• 9 years resources experience
• 2 years at BHP Billiton

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Slide 25
More information for shareholders
Internet
More information on BHP Billiton or BHP Billiton’s offer for Rio Tinto can be found at either of the following web pages:
BHP Billiton: www.bhpbilliton.com
BHP Billiton’s offer for Rio Tinto: www.bhpbilliton.com\RioTintoOffer
Or Email: investor.relations@bhpbilliton.com
BHP Billiton Shareholder Information Helpline
If you have any additional questions you can contact the Shareholder
Information Helpline on the following numbers:
Australia toll free: 1300 766 363
New Zealand toll free: 0800 668 228
For other callers: +61 3 9415 4365
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For information about your shareholding contact:
Within Australia: 1300 656 780
Outside Australia: +61 3 9415 4020
Fax: +61 3 9473 2460